UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: July 10, 2017	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS JUNE 2017 AND 2Q17 REVENUE

Hsinchu, Taiwan, July 10, 2017 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of June 2017 and for the second quarter ended June 30, 2017. Both periods exclude revenue from ChipMOS Shanghai (see Note 1 below).

Revenue for the second quarter of 2017, was NT$4,541.3 million or US$149.5 million, representing a decrease of 0.4% from the first quarter of 2017, and an increase of 0.8% from the second quarter of 2016.

Revenue for the month of June 2017, was NT$1,411.1 million or US$46.4 million, a decrease of 7.5% from the month of May 2017 and a decrease of 8.1% from the same period in 2016.

S.J. Cheng, Chairman and President of ChipMOS, said, “We are at various stages of ramping new programs with some of the world’s largest consumer and technology product companies. These programs are expected to give us added business diversity and further improvements in utilization rates starting in the second half of this year. Some of the growth is likely to be offset in the near term by fluctuations at companies where a multi-source relationship exists or where a product focus changes, which is typical of the OSAT industry and can lead to our loading volumes flexing up and down in any given period. As always, our focus remains on execution and not on monthly fluctuations. Importantly, over the next 12 months or so we will be executing our China JV buildout and ramp; ramping the wins we have in-place with some of the world’s largest consumer and technology product companies; and continuing to grow with our existing customers as we have successfully done over the years.”

Revenue from ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”) has been excluded from all periods. All U.S. figures in this release are based on the exchange rate of NT$30.38 to US$1.00 as of June 30, 2017.

Consolidated Monthly Revenues (Unaudited, Excludes Revenue from ChipMOS Shanghai)

	June 2017	May 2017	June 2016	MoM Change	YoY Change
Revenues (NT$ million)	1,411.1	1,526.1	1,535.8	-7.5%	-8.1%
Revenues (US$ million)	46.4	50.2	50.6	-7.5%	-8.1%

Consolidated Quarterly Revenues (Unaudited; Excludes Revenue from ChipMOS Shanghai)

	Second Quarter 2017	First Quarter 2017	Second Quarter 2016	QoQ Change	YoY Change
Revenues (NT$ million)	4,541.3	4,560.3	4,504.0	-0.4%	0.8%
Revenues (US$ million)	149.5	150.1	148.3	-0.4%	0.8%

Note 1: In March 2017, the Company completed the sale and transfer of 54.98% equity interests of its wholly-owned subsidiary ChipMOS Shanghai to strategic investors. Under Taiwan-International Financial Reporting Standards, starting in Q1 2017 the revenue generated by ChipMOS Shanghai is no longer included in the Company’s consolidated revenue. The Company, however, recognizes 45.02% of the net income generated from ChipMOS Shanghai on an ongoing basis.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.